

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2021

Thomas Zindrick, J.D.
President and Chief Executive Officer
Genelux Corporation
3030 Bunker Hill Street, Suite 300
San Diego, CA 92109

> **Re: Genelux Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 24, 2021**
> **CIK No. 0001231457**

Dear Mr. Zindrick:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 24, 2021

Ovarian Cancer Program, page 114

1.   Please disclose the material assumptions underlying the projections presented in this section.

       You may contact Tracie Mariner at 202-551-3744 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Laura Crotty at 202-551-7614 with any other questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences

cc: Amy Hallman Rice, Esq.